UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 30, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

27 May 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 27 May 2014, it purchased from J.P. Morgan Securities plc, 131,000 ordinary shares at an average price of 572.2579 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,117,330 ordinary shares in treasury, and has 167,983,424 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

28 May 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 28 May 2014, it purchased from J.P. Morgan Securities plc, 170,000 ordinary shares at an average price of 582.5075 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,117,330 ordinary shares in treasury, and has 167,828,554 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

29 May 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 29 May 2014, it purchased from J.P. Morgan Securities plc, 170,000 ordinary shares at an average price of 579.9528 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,115,330 ordinary shares in treasury, and has 167,737,498 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

30 May 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 30 May 2014, it purchased from J.P. Morgan Securities plc, 130,000 ordinary shares at an average price of 594.4015 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,115,330 ordinary shares in treasury, and has 167,704,462 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

30 May 2014

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options and sale of American Depositary Shares in the Company by a Director

The Company announces that over the period 22 May to 28 May 2014, Dr Levy Gerzberg, a non-executive director of the Company, exercised a total of 29,065 options to acquire CSR American Depository Shares (“ADSs”). Each ADS represents 4 ordinary shares in CSR.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

Dr Gerzberg sold the CSR ADSs which he received on the exercise of the options. The tables below summarise the transactions on each of the respective days.

Following these transactions, Dr Gerzberg’s shareholding in the Company remains unchanged at 7,960 ADSs. Each ADS represents 4 ordinary shares in CSR.

22 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	62,683	$24.48	5,883	56,800	5,883	$37.9565

23 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	56,800	$24.48	3,200	53,600	3,200	$37.4013

27 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	53,600	$24.48	1,017	52,583	1,017	$38.5000

28 May 2014

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADS’s sold	Average sale price per ADS
2005 Equity Incentive Plan	52,583	$24.48	16,365	36,218	16,365	$38.7790
2005 Equity Incentive Plan	36,218	$24.48	2,600	33,618	2,600	$38.5585